Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com
telephone: (713) 651-5151
March 6, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quanex Building Products Corporation
Form 10 – Amendment No. 2
Filed on: February 15, 2008
File No. 001-33913

Quanex Corporation
Preliminary Proxy Statement on Schedule 14A – Amendment No. 2
Filed on: February 19, 2008
File No. 001-05725
Ladies and Gentlemen:
     By letter dated February 29, 2008, Quanex Building Products Corporation (the “Company”) and Quanex Corporation received the Staff’s comments relating to the above listed filings (the “Comment Letter”). On behalf of the Company and Quanex Corporation and in response to the Comment Letter, we submit the following responses together with the attached Amendment No. 3 to Form 10 of the Company (the “Form 10”) marked to show changes from the prior filings. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s and Quanex’s responses to those comments.
Information Statement
General
     1. We reviewed your response to prior comment four. As demonstrated in your analysis of EITF 02-11, we note that the Buildings Products Group does not represent substantially all of Quanex Corporation. Therefore, it appears to us that the predecessor business of Quanex Building Products Corporation is only the Buildings Product Group of Quanex Corporation. We believe that the Form 10 should include separate audited financial statements
Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

Securities and Exchange Commission
March 6, 2008

and related disclosures, including MD&A, for Quanex Building Products Corporation on a carve-out basis since they would be most relevant for shareholders.
     Response: The Company discussed this comment with Leslie Overton, Associate Chief Accountant of the Division of Corporation Finance, on March 4, 2008 and March 5, 2008. It is the Company’s understanding that the Staff does not object to the use of Quanex Corporation historical financial statements to satisfy the financial statement requirements of Regulation S-X for the purposes of Item 13 of the Company’s Form 10 and to satisfy Item 2 and Item 15 of the Company’s Form 10.
     We agree with the Staff that the presentation of Quanex Corporation discussed above and as presented in the Company’s Form 10 currently filed with the Commission best complies with Staff Accounting Bulletin (“SAB”) Topic 5.Z.7, “Accounting and Disclosure Regarding Discontinued Operations, Accounting for the spin-off of a subsidiary” (SAB 5.Z.7). That is, since the Company will subsequently be required to file periodic reports under the Exchange Act, the Company should reflect the disposition of the Vehicular Products business in conformity with Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). Pursuant to SAB 5.Z.7, this presentation most fairly and completely depicts for investors the effects of the previous and current organization of the Company.
     We acknowledge the Staff’s recommendation to increase the transparency of the Company’s subsequent 1934 Act periodic filings and agree to include in such future 1934 Act periodic filings the following as it pertains to the presentation of the Vehicular Products Business as discontinued operations:
     1. Separate Disclosure of Cash Flows Pertaining to Discontinued Operations
     The Company will separately disclose the cash flows pertaining to the discontinued operations of the Vehicular Products disposal group. Additionally, the Company will comply with Joel Levine’s remarks on December 6, 2005 before the 2005 Thirty-Third AICPA National Conference on Current SEC and PCAOB Developments regarding separate disclosure of cash flows pertaining to discontinued operations. In this speech, Mr. Levine stated that separate disclosure of cash flows pertaining to discontinued operations should be made in keeping with the following basic principle of SFAS No. 95 “Statement of Cash Flows” (“SFAS 95”):
All cash flows must be reported as operating, investing or financing activities.
     Accordingly, Mr. Levine provided acceptable presentation alternatives if a Company chooses to separately disclose cash flows related to discontinued operations. One such presentation would be separately identifying the cash flows related to discontinued operations within each of the three categories (operating, investing, and financing), when applicable. As such, the Company respectfully submits to follow this alternative in its presentation of cash flows pertaining to discontinued operations of the Vehicular Products disposal group in future 1934 Act periodic filings as follows:

Statement of Cash Flow
Categories	Presentation

Operating	Continuing
Discontinued

Total Operating Cash Flows

Investing	Continuing
Discontinued

Total Investing Cash Flows

Financing	Continuing
Discontinued

Total Financing Cash Flows

     2. Reporting of Assets and Liabilities of the Vehicular Products Disposal Group
     Pursuant to paragraph 47(a) of SFAS 144, the Company will disclose in the notes to the financial statements of the Company’s future 1934 Act periodic filings the carrying amounts of the major classes of assets and liabilities included as part of the Vehicular Products disposal group.
Summary, page 1
     Summary of the Transactions, page 3
     2. We note your response to comment 5 of our February 8, 2008 letter. Please include in the filing your explanation as to why no shareholder vote is required for the spin-off.
     Response: The Company has revised the disclosure in the Summary at the end of the heading “Method of Distribution” on page 4 of the Form 10 to add an explanation as to why no shareholder vote is required for the spin-off.
     3. We note your response to comment 6 of our February 8, 2008. Please include in the filing your discussion about what led management to establishing the initial funding of $20.9 million (first half of the second paragraph of your response).
     Response: The Company has revised the disclosure in a new line item of the Summary entitled “Initial Funding of Quanex Building Products Corporation” on page 6 of the Form 10 to add a discussion about what led management to establish the initial funding for the Company.
     New Credit Facility, page 4
     4. We note your response to comment 9 of our February 8, 2008 letter. However, we also note that in your amended filing you only disclose that you have discussed a term sheet with the lenders and you do not make any remarks about a commitment letter. Please revise your disclosures for consistency. To the extent that you have received a commitment letter or have signed a term sheet with the lenders, as the case may be, please make the appropriate disclosures in the filing. Please make conforming changes to other aspects of the filing that address matters raised by this comment.
     Response: The Company has revised the disclosure at pages 4 and 19 of the Form 10 to provide additional disclosure regarding the Company’s new credit facility.
Note (1) to Unaudited Pro Forma Consolidated Statements of Income, pages 24, 26 and 28
     5. We reviewed your response to prior comment 22 and have the following additional comments:
•	Please revise your disclosure to clarify how the $138 million estimated loss you anticipate incurring as a result of the assumed cash settlement of your convertible

Securities and Exchange Commission
March 6, 2008

debt reconciles to the $11.8 million deduction you have taken in your presentation of “true ups” based on a stock price of $53 per share.
•	Please revise your table of contractual obligations to disclose the price of your stock on October 31, 2007 and to quantify the impact on the amount of the additional cash that could be required to settle the convertible debt based on changes in your stock price.
•	Please revise your liquidity and capital resources discussion to specifically address the potential impact of the cash settlement option related to the convertible debt on your financial statements and to address the factors that impact your determination of a share or cash settlement option.
     Response: The Company has revised the disclosure on pages 43, 44 and 46 of the Form 10 (a) to clarify how the $138 million estimated loss reconciles to the $11.8 million “true-up” cash receipt from Quanex Corporation and (b) to quantify the additional cash that could be required to settle the convertible debt based on a $1 change in Quanex Corporation’s stock price and to address the potential impact of the cash settlement option related to the convertible debt and the factors that impact the Company’s determination of a share or cash settlement option.
Note (2) to Unaudited Pro Forma Consolidated Balance Sheet, pages 24, 26 and 28
     6. We reviewed your response to prior comment 23. Please revise your disclosures so that a reader will be able to reconcile the LIFO amounts to the related amounts disclosed in MD&A and to the related pro forma balance sheet adjustment. Also, it remains unclear to us what each legacy item eliminated from SG&A expense relates to and why you believe it is appropriate to eliminate it.
     Response: The Company has revised the disclosures on pages 24 through 29 of the Form 10 (a) to allow the reader to reconcile the pro forma LIFO amounts to the related amounts disclosed in MD&A and (b) to provide further explanation supporting why the legacy items are being eliminated from SG&A expense.
     7. We reviewed your response to prior comment 24 and the additional disclosures you provided. However, it remains unclear to us how the amounts of the true-up adjustments are determined. Please clarify as appropriate.
     Response: The Company has revised the disclosure on pages 22 and 31 of the Form 10 to provide additional support for the computation of the true-up adjustments.

Securities and Exchange Commission
March 6, 2008

Management, page 60
     Executive Officers Directors, page 60
     8. We note your response to comment 33 of our February 8, 2008 letter. We reissue comment 33 in light of compliance with Item 401(c) of Regulation S-K. If based on your analysis of the requirements of Item 401(c), you conclude that Messrs. Brackmann, Coppola, Wemmer and Hermann are significant employees of the business, please revise your disclosures accordingly.
     Response: The Company has revised the disclosure by adding a new section entitled “Other Significant Employees” on page 62 of the Form 10.
     9. We note your revised disclosure on the last sentence of Mr. Jean’s biographical information. Please further revise your disclosure to clarify Mr. Jean’s intention to retire and that he will continue to serve as the company’s CEO until the board identifies his replacement.
     Response: The Company has revised the disclosure at page 60 of the Form 10 to provide additional disclosure regarding the Company’s succession plans for a new chief executive officer.
     Directors Compensation, page 63
     10. We note your responses to comments 36 and 37 of our February 8, 2008 letter. Given your position of not treating the spin-off as an IPO, please disclose in your filing your analysis as to why information required by Item 401(k)(1) of Regulation S-K is not provided, or otherwise include such information in the registration statement.
     Response: The Company has revised the disclosure to add director compensation information required by Item 402(k)(1) of Regulation S-K on page 64 of the Form 10.
     Executive Compensation, page 64
     Compensation Philosophy, page 64
     11. To the extent that any of your performance objectives such as Return on Invested Capital or relative shareholder return, represent non-GAAP financial figures, please disclose how you calculate these figures, consistent with Instruction 5 to Item 402(b)(2) of Regulation S-K, and how they would influence your compensation decisions.
     Response: The Company has revised the disclosure at pages 70 and 71 of the Form 10 to show how the non-GAAP financial figures are calculated and how they would influence compensation decisions.
     12. Please revise your disclosure to indicate that the performance units are payable in cash (we note your discussion in footnote 2 to the Summary Compensation Table on page 75).

Securities and Exchange Commission
March 6, 2008

     Response: The Company has revised the disclosure at page 67 of the Form 10 to indicate that performance units are payable in cash.
     Competitive Position, page 66
     Program Overview, 67
     13. We note your revised disclosures in response to comments 41 and 42 of our February 8, 2008 letter. While you state that the compensation committee will have broad discretion in making compensation decisions, and as a result you would not be able to quantify how much your compensation decisions will vary from the comparative market data, you also state that the salaries of your executives will not be lowered because they are generally competitive based on your “newly defined peer group and the general industry.” Please explain in the filing what range of the market data compensation survey, expressed in percentile, your compensation committee considers competitive. Further, please disclose where actual payments fall within the disclosed targeted parameters. To the extent actual compensation is outside a targeted percentile range, please explain why.
     Response: The Company has revised the disclosure by adding the final paragraph under the heading “Program Overview” on page 69 of the Form 10 to provide the range of compensation that the Company’s compensation committee considers competitive and where actual payment fall within the disclosed target parameters.
     Long-Term Incentive Compensation, page 68
     14. Your revised disclosure in response to comment 43 of our February 8, 2008 letter seems overly broad and generic and does not fully address the requirements of Item 402(b)(1)(v) of Regulation S-K. Further revise your disclosure by explaining how the compensation committee uses all of the data in formulating its compensation decisions and in particular, in determining each amount of the various compensation elements.
     Response: The Company has revised the disclosure by adding the final paragraph and table under the heading “Long-Term Incentive Compensation” on pages 70 and 71 of the Form 10 to explain how the compensation committee uses all of the data in formulating its compensation decisions and in determining each amount of the various compensation elements.
Pension Benefits, page 79
Deferred Compensation Plan, page 88

     15. We note that the tabular presentations required by Items 402(h) and 402(i) of Regulation S-K have not been included in the filing. To the extent applicable, please include the tabular presentations in your disclosure or otherwise provide us with your analysis as to why this information is not required to be included in the filing.
     Response: The Company has revised the disclosure to add historical pension benefits and nonqualified deferred compensation tables on pages 84 through 86 of the Form 10.

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March 6, 2008

Our Relationship with Quanex Corporation After the Distribution, page 90
Transition Services Agreement, page 93
     16. We note your responses to comments 49 and 51 of our February 8, 2008 letter. Since the second and third paragraphs of your discussion are virtually identical, outline in your disclosure the material services upon which each of Parent and you will be dependent on one-another during the 12-month period following the effectiveness of the distribution. To the extent available, please disclose the anticipated payment terms and amounts that you are contractually obligated to pay to Parent for its rendered services. The additional disclosure will allow the shareholders to understand the level and extent of your dependency on the Parent and, to the extent material, your financial obligation to the Parent during the 12-month period.
     Response: The Company has revised the disclosure under the heading “Transition Services Agreement” on page 98 of the Form 10 to add additional information regarding the types of services that may be provided during the transition period. The Company intends to include in the final Information Statement more specific disclosure regarding payment terms and amounts once it has determined those items with Gerdau.
Change in Control Payments, page 96
Stock Option True-up Payments, page 96
     17. Please include your response to comment 53 of our February 8, 2008 letter in this section of the filing.
     Response: The Company has revised the disclosure under the headings “Change in Control Payments” and “Stock Option True-up Payments” on page 101 of the Form 10 to include the response to explain how the respective true-up estimates were determined.
Note 12. Industry Segment Information, page F-31
     18. We reviewed your response to prior comment 56. We note that you provided an explanation for the differences in the change in net sales for Homeshield in 2007. Please provide us with a similar discussion regarding the underlying reasons for differences in changes in net sales and operating income for the other historical periods that you owned the respective divisions. In addition, please more fully discuss why the differences in changes in net sales and operating income are temporary and what actions and events will result in the changes becoming nearly identical. Also, please provide us historical information related to the gross margins for each operating segment and help us better understand why you believe gross margins should not be considered in determining if aggregation is appropriate.
     Response: The charts and tables from the Company’s previous response are duplicated in this response for reference followed by the requested discussions.

Securities and Exchange Commission
March 6,2008

	Actual								Plan	Strategic Plan
% Change	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Homeshield	13%	15%	22%	4%	2%	5%	4%	-6%	-5%	20%	13%
Truseal						15%	0%	-15%	3%	18%	10%
Mikron							13%	-17%	-2%	16%	11%

	Actual									Plan	Strategic Plan
Operating Income %	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Homeshield	13.8%	13.4%	14.4%	16.5%	16.3%	15.5%	12.2%	12.2%	10.4%	11.1%	13.2%	14.7%
Truseal						19.3%	17.4%	15.2%	14.4%	13.5%	15.2%	16.5%
Mikron							10.5%	7.5%	8.1%	9.1%	11.4%	14.7%
Differences in Net Sales Change for Historical Period
As noted in our prior response letter, the historical amounts presented above only include the periods that the respective division was owned by the Company. When looking at the historical information the fiscal 2005 and 2006 change in net sales presented for Truseal and Mikron are skewed in the first full year following the respective acquisitions because the year of acquisition does not contain an entire twelve months of sales. The data that supports our external financial statements only contains roughly 10 months of net sales in

Securities and Exchange Commission
March 6, 2008

the year of acquisition for both Truseal and Mikron driven by the date of acquisition. Based on the fact that the net sales in the year of acquisition are not a full year of sales the change in net sales in the first full year of ownership (fiscal 2005 for Truseal and fiscal 2006 for Mikron) are overstated. The following chart and table present pro forma results in the year of acquisition for Truseal and Mikron.

	Actual								Plan	Strategic Plan
% Change	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Homeshield	13%	15%	22%	4%	2%	5%	4%	-6%	-5%	20%	13%
Truseal						0%	0%	-15%	3%	18%	10%
Mikron							2%	-17%	-2%	16%	11%
The actual versus pro forma discussion above explains the most significant variances in the historical net sales change other than the variance in Homeshield’s fiscal 2007 change that was discussed in the Company’s previous response.
Differences in Operating Income Margin for Historical Period
Following is the operating income margin chart and table with pro forma amounts for Truseal and Mikron in the year of acquisition.

Securities and Exchange Commission
March 6, 2008

	Actual									Plan	Strategic Plan
Operating Income %	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Homeshield	13.8%	13.4%	14.4%	16.5%	16.3%	15.5%	12.2%	12.2%	10.4%	11.1%	13.2%	14.7%
Truseal						17.9%	17.4%	15.2%	14.4%	13.5%	15.2%	16.5%
Mikron							9.7%	7.5%	8.1%	9.1%	11.4%	14.7%

While the trend of historical operating income margins is similar there are variances in absolute percentages amongst the divisions primarily due to the length of time the businesses have been under the Company’s ownership. The variances are directly related to differences in strategies employed by Quanex Building Products’ corporate executive management and the previous owners.
In the case of Truseal, the previous private equity owners’ strategy was focused on ultimately selling the business that they believed had a core competency of producing specialized flexible spacer systems. Quanex Building Products’ corporate executive management believes that Truseal’s core competency is its broader expertise in butyl based sealants. The strategic shift that began following the acquisition and continues today has generated the development of new products, but at a cost. It requires upfront capital investment and engineering costs resulting in near-term degradation to operating income margins as the pipeline of potential new products is further developed. This strategy shift is the primary reason for Truseal’s operating income margin percentage approaching that of Homeshield’s over the historical period.
Mikron on the other hand is a case where the business was a privately held family owned business that experienced considerable growth. The rapid growth led to a strategy of continuously investing capital and incurring expenses in preparation for future growth. Upon being acquired by the Company, we implemented lean management principles and performed a full product portfolio review. The lean management principles resulted in immediate productivity improvements and therefore lower costs, which are expected to continue into the foreseeable future. The productivity improvements have enabled Mikron to significantly reduce their capital investments based on the new strategy of maximizing existing equipment. The portfolio review resulted in price increases or in some cases the discontinuance of less profitable products. Fiscal 2006 was negatively impacted by high

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March 6, 2008

labor costs as Mikron dealt with an unsuccessful union drive. Upon conclusion of the labor organizing effort, Mikron was able to bring its labor costs back in line with market conditions which at the time had started to decline. Except for fiscal 2006, the lean principles and resulting reduced capital expenditures coupled with a focus on product profitability is the primary reason that Mikron’s operating income margin percentage approached that of Homeshield’s over the historical period.
Reasons for Nearly Identical Future
Engineered Products’ business units or brands are effectively product lines serving the door and window industry. The business units share marketing resources, a common thermal efficiency technology platform, similar extrusion manufacturing capabilities, and serve the same customer set – door and window manufacturers. The drivers, i.e. new housing starts and remodeling and repairs spending, account for virtually all of Engineered Products’ revenues.
The Company manages Engineered Building Products as a business with three product lines, each of which supplies fenestration (door and window) OEMs (Original Equipment Manufacturer) with components necessary to assemble high quality doors and windows. In light of the fact that the key market drivers, housing starts and repair and remodel expenditures, are exactly the same for each of these product lines, the Company believes that the future prospects for the Engineered Building Products product lines are such that the trends will be nearly identical in the future. Each product line is impacted essentially the same as market factors change since they all support the same residential fenestration OEM market. In addition to serving the same distinct market segment, the mix of sales between new construction and repair and remodel is similar across each of the three product lines. Therefore, when the new construction sector declines as it has recently, each of the product lines is impacted consistently, a direct result of the number of doors and windows manufactured.
In addition to the consistent impacts of the key market drivers, it is fully expected that over time as the recent acquisitions (Truseal and Mikron) become further integrated into the Company’s operations that their economic characteristics will trend closer and closer together. Engineered Building Products product lines have consistent objectives, strategies and incentives. Consistent strategies and incentives are expected to produce similar results over time. As market forces change, the Engineered Building Products group responds in a coordinated and consistent manner. As an example, during the current housing market falloff, staffing reductions are being consistently rolled out across Engineered Building Products. Additionally, as acquisitions are integrated, the product line sales efforts are coordinated for the entire group. Responses to market conditions are evaluated at the Engineered Building Products level and rolled out across the product lines.
As highlighted earlier, the Company follows a rigorous strategic review and planning process that is continuously updated. The resulting strategic plans serve as the foundation for both annual operating plans as well as daily business decisions. The strategic review

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March 6, 2008

processes for Engineered Building products is completed and used as the basis for establishing the strategic plans for each of the product lines. The long range strategic plans are for Homeshield, Truseal and Mikron to continue to work closer and closer together. Current activities include coordinated customer sales efforts, new product development and coordinated acquisitive and organic growth initiatives. Future plans are for there to be facility collocation and shared service support which will ultimately unify the product lines.
All of the factors set forth above explain why the change in net sales and operating income margins are expected to be nearly identical in the future. Accordingly, management believes that the Homeshield, Truseal and Mikron product lines exhibit similar economic characteristics in accordance with SFAS 131.
Gross Margins
Corporate executive management, including the CODM, does not review gross margin at any time or for any level of the Company. Gross margin is not presented in any internal Quanex Building Products financials. We do not calculate, nor was our financial system setup to gather the data necessary to calculate gross margin at the segment level. We respectfully submit that in light of these facts we have not provided the requested gross margin information. This is consistent with our response to the staff during the review of Quanex Corporation’s fiscal 2005 Form 10-K (excerpts attached as Exhibit A). This is also consistent with the disclosures we have historically included in our MD&A and segment footnote that we measure the financial performance of the operations based upon operating income.
The CODM focuses on operating income and operating income margin when evaluating performance and allocating resources. Decisions are made at an operating income level with no distinction between whether or not something impacts gross margin. Annual incentives across the Company, in fact, are based on operating income. Incentives are a significant determinant of long term performance and given that the Company’s annual incentive structure is based on operating income is further support that the operating income margin is a better determinant for Quanex Building Products.
We believe that the use of change in net sales and operating income margin are the best measures for determining Quanex Building Products similar economic characteristics. Net sales and operating income are the only key figures that appear in our internal financial statements or summaries reviewed by our CODM and are disclosed and discussed in the normal course as part of the Company’s MD&A. The Company respectfully submits that a measure not computed or used by management should not be used for determining if aggregation is appropriate. All of the facts discussed above support the belief that net sales and operating income margin are more appropriate determinants than gross margin for Quanex Building Products.

Securities and Exchange Commission
March 6, 2008

In conclusion, the fact that the businesses share similar products, production processes, customers, distribution and corporate executive management coupled with the reliance on the same key market drivers greatly influences the similar economic characteristics and helps to explain the consistency exhibited in the future expectations. We recognize that we are required to monitor future performance to confirm that the expected convergence of economic indicators continues.
Quanex Corporation
Preliminary Proxy Statement on Schedule 14A – Amendment No. 2
     19. We reviewed your response to prior comment 58. Given that this proxy statement is for your shareholders and not for the shareholders of Gerdau S.A. and Gerdau Delaware, Inc., we believe that you should include unaudited financial statements of the business you are seeking to sell, Vehicular Products. Please revise as appropriate.
     Response: The Company is in discussions with the SEC staff regarding the response to this comment and will send its response by separate letter to the SEC.
* — * — * — * — * — *
     The Company acknowledges that:
     (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 6, 2008

     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Michael W. Conlon of this firm at (713) 651-5427.

Very truly yours,

/s/ Martin F. Doublesin

Martin F. Doublesin

cc:	Ms. Pamela Long (Securities and Exchange Commission)
Ms. Era Anagnosti (Securities and Exchange Commission)
Ms. Patricia Armelin (Securities and Exchange Commission)
Ms. Anne McConnell (Securities and Exchange Commission)
Mr. Kevin P. Delaney (Quanex Corporation)
Mr. Michael W. Conlon (Firm)

Securities and Exchange Commission
March 6, 2008

Exhibit A

Re:	Quanex Corporation
Form 10-K for the fiscal year ended October 31, 2005
Filed December 21, 2005
File # 1-5725
Excerpt from response filed June 19, 2006:
Note 21 – Quarterly Results of Operations, page 71
1. Revise future filing to present gross profits as required by Item 302(a) of Regulation S-K.
Response: In accordance with Regulation S-X Rule 5-03, the Company does not and is not required to present gross profit on the face of its income statement. The Company currently makes its quarterly and annual disclosures on the same basis. The Company uses operating income as its primary profit measure rather than gross profit. Operating income is used by management to evaluate and manage the business. Likewise, the Company reports operating income in its financial statements, in its footnotes to the financial statements and in management’s discussion and analysis. Thus, in response to the Staff’s comment and similar to Question 3 of Staff Accounting Bulletin Topic 6(G)(1), the Company proposes to add the disclosure of operating income in the quarterly results section of future annual filings to satisfy the requirements of Item 302(a)(1).
Excerpt from response filed August 21, 2006:
Note 21 – Quarterly Results of Operations, page 71
2.	We note your response to prior comment nine. Although, we encourage you to include operating income in your quarterly disclosures, we continue to believe that you are required to include gross profit or cost of sales. Since you are not in a specialized industry, please refer to question 3 of SAB Topic 6:G(1)(a).
Response: In response to the Staff’s comment and as permitted by Question 3 of Staff Accounting Bulletin Topic 6(G)(1), the Company proposes to add in the quarterly results section of future annual filings the disclosure of costs and expenses associated directly with or allocated to products sold or services rendered, or other appropriate data to enable users to compute gross profit to satisfy the requirements of Item 302(a)(1).